EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Nine Months Ended
	September 30, 2015		September 30, 2014		September 30, 2015		June 30, 2014
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$17,173		$19,553		$56,392		$ 54,755
Add: Fixed charges, net	11,369		12,673		35,773		37,022
Income before income taxes and fixed charges, net	28,542		32,226		92,165		91,777
Fixed charges
Interest expense	$11,082		$12,386		$34,928		$36,173
One-third of rental expense	287		287		845		849
Interest on unrecognized tax benefits	0		0		0		-
Total fixed charges	$ 11,369		$ 12,673		$ 35,773		$ 37,022
Ratio of Earnings to Fixed Charges	2.51	x	2.54	x	2.58	x	2.48	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$17,173		$19,553		$56,392		$ 54,755
Add: Fixed charges, net	5,479		7,697		18,993		22,432
Income before income taxes and fixed charges, net	22,652		27,250		75,385		77,187
Fixed charges
Interest expense (excluding deposits)	5,192		7,410		18,148		21,583
One-third of rental expense	287		287		845		849
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$ 5,479		$ 7,697		$ 18,993		$ 22,432
Ratio of Earnings to Fixed Charges	4.13	x	3.54	x	3.97	x	3.44	x